

July 12, 2012

Via E-mail
Jazy Zhang
Chief Financial Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

> **Re:** **Giant Interactive Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 17, 2011**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 23, 2012**
> **File No. 001-33759**

Dear Mr. Zhang:

We have reviewed your letter dated April 9, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 26, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information

D. Risk Factors, page 6

1. We note that as of December 31, 2011, it appears that you have approximately $111 million invested in real estate projects (Resources SZITIC Trust Co., Ltd and Zhonghang WanKe Co.). Please revise your risk disclosures to provide a discussion of the nature of these projects and the related risks.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 53

2.   We refer to your response to prior comment 4 issued in our letter dated September 23,
        2011. Consider expanding your overview to provide a more detailed discussion of any
        known trends, uncertainties, demands, commitments or events that may affect your
        operations and growth strategy. By way of example, you should consider discussing in
        greater detail your efforts to create a best-selling web game as well as your exploration of
        growth opportunities in the mobile game sector as discussed in your-fourth quarter
        earnings and fiscal year 2011 call.

B. Liquidity and Capital Resources, page 67

3.   We note your disclosure that "as of December 31, 2011, the accrued and unpaid foreign
        withholding taxes in relation to the undistributed earnings which should be reserved from
        the cash and cash equivalents and short-term investments of the Company's PRC
        subsidiaries was in an amount of $23.7 million." Please clarify whether this amount has
        been accrued as of December 31, 2011, or would be accrued if dividends were distributed
        to the Company's offshore holding companies. Further, please reconcile this statement
        with your disclosure on page F-48 that the amount of unrecognized deferred tax liabilities
        for temporary differences related to investments in foreign subsidiaries is not determined
        because such a determination is not practicable. Please revise your disclosures
        accordingly.

Audited Consolidated Financial Statements as of December 31, 2010 and 2011

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation

Exclusive Technical Consulting and Service Agreement, page F-12

4.   We note your disclosure that the Exclusive Technical Consulting and Service Agreement
        is for a term of 10 years. Please revise your disclosures to indicate what the specific
        termination date is. Further, we note your disclosure that "If Giant Network terminates
        such agreement subject to a six-month prior written consent from Zhengtu Information;
        however, Zhengtu Information is entitled to terminate all relevant agreements under the

VIE agreements and to demand Giant Network to pay a fixed-amount penalty equivalent to RMB20,000,000 in addition to the actual losses." Please clarify these statements. That is, please clarify whether the only circumstance under which Giant Network can terminate such agreements is by receiving a written consent from Zhengtu, and by paying a penalty equivalent of RMB 20,000,000. Also, please clarify the circumstances under which Zhengtu Information is entitled to terminate all relevant agreements under the VIE arrangement. Please revise your disclosures accordingly.

Purchase Option and Cooperation Agreement, page F-13

5.   We note that pursuant to the Purchase Option and Cooperation Agreement, Mr. Yuzhu Shi has the power to appoint and select directors, general managers and other senior management of Giant Network. Once directors or senior management have been appointed, tell us whether they have the power to direct the activities of the VIE that most significantly impact the entity's economic performance without your consent or by nonrenewal or termination of significant contracts. That is, explain how the Company can control the actions of these members subsequent to being placed in their respective positions.

6.   We note your response to comment 3 of our letter dated January 6, 2012 that you will include revised disclosure in your future filings on Form 20-F that the restructuring of your organization structure in order to comply with new PRC laws and regulations may cause the Company to lose control of its VIE, resulting its deconsolidation. However, it does not appear that you have included this disclosure in your 20-F for the year ended December 31, 2011. Please revise your disclosures accordingly.

3. Short term investments, page F-35

7.   Please revise your disclosures to provide a discussion of the nature of your investment in the real estate project of Zhonghang Wanke Co, including the general character of the property and location, in order for readers to better assess the risks associated with this investment. Further, please tell us what consideration you gave to providing the financial information required by Rule 3-14 of Regulation S-X, and Staff Accounting Bulletins No. 71 and 71A.

5. Prepayments and Other Current Assets, page F-37

8.   We note your disclosure that the Group had a receivable due from the shareholder of Huayi Giant Information amounting to $4.5 million due to the disposition of Huayi Giant Information in 2010. We further note your response to comment number 17 of our letter dated September 23, 2011 that this receivable was expected to be received within twelve

months from the date of sale. Please tell us if this receivable has been received. If not, please tell how you have considered this factor in your assertion that receipt is probable.

9. Investment in Equity Investees, page F-39

9.   Please revise your disclosures to provide a discussion of the nature of the Yunfeng Fund, including the business activities and economic characteristics of the entities that comprise the Fund, and the risks associated with this investment.

10.   We note your disclosure that there were no impairment indicators associated with your investment in equity investees as of December 31, 2010 and 2011. However, we note that you incurred losses for four of these investments for the year ended December 31, 2011. We further note that you had a loss from your equity investees for the three months ended March 31, 2012. Please tell us why you do not consider these losses to be an impairment indicator. We refer you to ASC 323-10-35-31 through 32.

13. Held To Maturity Securities, page F-43

11.   Please tell us what consideration you have given to disclosing the fair value of both your short term and long term Held-To-Maturity securities. We refer you to ASC 320-10-50-5.

15. Non-Controlling Interest, page F-44

12.   Tell us and disclose your policy for attributing net income and comprehensive income or loss to the parent and the non-controlling interest. We refer you to ASC 810-10-45-20. Please explain why no items presented in accumulated comprehensive income as presented on page F-7 are attributed to the non-controlling interest.

17. Income Tax Expenses, page F-45

13.   Please clarify what the line item "deferred tax benefits on future tax rate difference" represents in your reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT, and why this reduces your current year tax provision. Further, please clarify why you do not consider this a tax holiday. Please clarify your disclosures accordingly.

14.   We note your response to prior comment 18 of our letter dated September 23, 2011 that you would disclose the amount of undistributed earnings that would subject to withholding taxes upon distribution in future filings of Form 20-F. However, it does not appear that you have provided this information. Please revise your disclosures.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara

Jacobs, Assistant Director, at (202) 551-3730. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief

cc: Via E-mail
        Portia Ku
        O'Melveney & Myers LLP